UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: May 8, 2006

SOLAR ENERGY LIMITED
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

1-14791	76-0418364
(Commission File Number)	(IRS Employer Identification Number)

Andrew Wallace, Chief Executive Officer

145-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2
(Address of principal executive offices)

(604) 669-4771
(Registrant's telephone number, including area code)

None
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 3.02   UNREGISTERED SALES OF EQUITY SECURITIES

Regulation S Stock Purchase Agreement

Solar Energy Limited (the "Company") entered into an Regulation S Stock Purchase Agreement, dated March 31, 2006, as amended May 8, 2006 (the "Agreement"), with Page Holdings Assets Ltd., a British Virgin Islands company and resident of a non-USA jurisdiction ("Page"), and Omega Financial Services LLC, a Delaware limited liability corporation ("Omega"). Pursuant to the Agreement, Page has the right to purchase up to $2,000,000 of the Company's common stock pursuant to the exemption from registration provided under Regulation S of the Securities Act of 1933, as amended ("Securities Act"). Page's per share purchase price equals 40% of the previous day's last trade price as traded on the OTCBB and is subject to certain conditions, including: (i) a minimum trade price of $0.45 per share, or (ii) as amended on May 8, 2006, a minimum of $0.39 consideration to the Company subject to a ten percent (10%) finder's fee.

The purchases were closed offshore. Page initiated the closing process for each purchase by providing notice of sales to both Omega, as escrow agent, and the Company. On receipt of the purchase price the Company delivered stock certificates representing the shares purchased. Page has delivered more than one notice to date.

The term of the Agreement expires on December 31, 2006, unless extended in writing by both parties, with the condition that the Company, in its sole discretion, may terminate the Agreement by providing Page with written notice two (2) days prior to the desired termination date. Should the Company terminate the Agreement prior to the agreed termination date, the Company is required to honor all sales made prior to the actual termination date.

Select Representations

- Page acknowledges that the purchase of the shares of common stock involves a high degree of risk and further acknowledges that it can bear the economic risk of the purchase of the shares, including the total loss of its investment.

- Page understands that the shares are being offered and sold to it in reliance on specific exemption from the registration requirements of Federal and State securities laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Page to determine the applicability of such exemptions and the suitability of investors to acquire the shares;

- Page has such knowledge and experience in financial and business matters that it can represent itself and is capable of evaluating the merits and risks of the purchase of the shares;

- Page will not publicly solicit sales and will not directed selling efforts in the U.S; and

- Page is not a U.S. Person and is not an affiliate (as defined in Rule 501(b) under the Securities Act) of the Company.

General Overview of Regulation S

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates who are not officers or directors, and persons acting on behalf of any of the foregoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

The Company has complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to Page, who was outside the United States at the time the buy orders originated, ensuring that Page is not U.S. Person with address in a foreign country and having Page make representation to the Company certifying that Page is not U.S. Person and is not acquiring the securities for the account or benefit of a U.S. Person other than persons who purchased securities in transactions exempt from the registration requirements of the Securities Act. Page also agrees only to sell the securities in accordance with the registration provisions of the Securities Act or an exemption therefrom, or in accordance with the provisions of Regulation S.

Legend

The Company's transfer agent has been advised to place a restrictive legend on each certificate representing the shares of the Company's common stock being sold in conjunction with the Agreement which restrict the purchaser from offering and selling to U.S. Persons or for the account or benefit of a U.S. Person.

Limited Market for Common Stock

There is currently a limited trading market for our shares of common stock, and there can be no assurance that a more substantial market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond our control may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may also adversely affect the market price of our common stock. Further, there is no correlation between the present limited market price of our common stock and our revenues, book value, assets or other established criteria of value. The present limited quotations of our common stock should not be considered indicative of the actual value of the Company or our common stock.

Risks of Penny Stock

The Company's common stock (OTCBB: SLRE) is deemed to be a "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than $5.00 per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average sales of less than $6,000,000 for the last three years. There has been a limited public market for our common stock during the last five years. There is no assurance that the current price level will continue, as there has thus far been low volume, and our stock may be deemed to be penny stock at any time. Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be a "penny stock."

Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stocks to that investor. This procedure requires the broker/dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker/dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

Stock Issuances

On May 8, 2006 and on May 12, 2006, the Company authorized the issuance of an aggregate of 1,158,944 shares of common stock for shares sold prior to May 8, 2006. All of the shares authorized were issued pursuant to the terms of the Agreement and include a ten percent (10%) finder's fee paid to Coventry Windsor, Inc., pursuant to a Consulting Agreement dated March 31, 2006.

On May 12, 2006, the Company authorized the issuance of restricted shares for cash consideration of $0.76 per share reduced by a 60% to $0.304 per share to the following investors in the following amounts:

Investor	Number of Shares	Gross Amount	Net Amount
Dr. John Sunderland	21,978	16,703.00	6,681.20
Mr. Ronald Arthur Emery	4,971	3,778.00	1,511.20
Mr. Derek Ferneaux Roberts	4,500	3,420.00	1,368.00
Mrs. Jennifer Edge	190,736	144,959.00	57,983.60
Mr. Raymond Hubert John Evans	65,752	49,971.00	19,988.40
Dr. Christopher Murray	4,688	3,562.00	1,424.80
Dr. David Wilson	4,721	3,588.00	1,435.20
Dr. Michael Fillery	3,605	2,740.00	1,096.00
Mr. John Brennan	9,782	7,435.00	2,974.00
Mr. Norman Barnes	13,289	10,100.00	4,040.00
Mr. David Schwarz	30,000	22,800.00	9,120.00
Mr. Arnold Kay	4,967	3,774.92	1,509.97
Mr. Brian Montgomery	4,647	3,531.72	1,412.69
Mr. Victor Burt	4,243	3,224.68	1,289.87
Mr. John Blackburn	141,118	107,249.68	42,899.87
Mr. Harry Richardson	9,769	7,424.44	2,969.78
Mr. Terence Nuttycombe	31,315	23,788.40	9,515.36

On May 12, 2006, the Company authorized the issuance of restricted shares for cash consideration of $0.77 per share reduced by a 60% to $0.308 per share to the following investors in the following amounts:

Investor	Number of Shares	Gross Amount	Net Amount
Mr. Peter Cocks	10,000	7,700.00	3,080.00
Mr. Alan Dobson	38,500	29,645.00	11,858.00
Mr. Patrick Cooke	16,700	12,859.00	5,143.60

On May 12, 2006, the Company authorized the issuance of restricted shares for cash consideration of $0.78 per share reduced by a 60% to $0.312 per share to the following investors in the following amounts:

Investor	Number of Shares	Gross Amount	Net Amount
Mr. Peter Kelvin Holliss	9,102	7,099.56	2,839.82
Mr. Thomas David Morgan	20,000	15,600.00	6,240.00
Mr. Hugh H. Crombie	14,967	11,674.26	4,669.70
Mr. Frederick Mark Pottage	3,467	2,704.26	1,081.70
Mr. Christopher Boret	18,000	14,040.00	5,616.00

On May 12, 2006, the Company authorized the issuance of restricted shares for cash consideration of $0.80 per share reduced by a 60% to $0.32 per share to the following investors in the following amounts:

Investor	Number of Shares	Gross Amount	Net Amount
Mr. Martin Gladas	15,915	12,732.00	5,092.80
Mr. Roy Letch	3,312	2,649.60	1,059.84
Mr. Terje Olavesan	50,000	40,000.00	16,000.00

On May 12, 2006, the Company authorized the issuance of restricted shares for cash consideration of $0.85 per share reduced by a 60% to $0.34 per share to the following investors in the following amounts:

Investor	Number of Shares	Gross Amount	Net Amount
Miss Mira Berkeley Burr	10,600	9,010.00	3,604.00
Mr. Patrick Nicholls	3,144	2,672.40	1,068.96
Mr. Arnold Holbrook Neale	2,507	2,130.95	852.38
Mrs. Diana J Howden	9,974	8,478.00	3,391.20
Mr. John Hamilton Dickinson	5,000	4,250.00	1,700.00
Mr. Paul Northam	5,038	4,282.00	1,712.80
Mr. Anthony Nettleship Hunt	20,000	17,000.00	6,800.00
Mr. Brian Henry Whymark	3,978	3,381.00	1,352.40

On May 8, 2006, the Company authorized the issuance of restricted shares for cash consideration of $0.85 per share reduced by a 60% to $0.34 per share to the following investors in the following amounts:

Investor	Number of Shares	Gross Amount	Net Amount
Mr. Terrence Clark	2,907	2,470.95	988.38
Mr. John Mayo	4,000	3,400.00	1,360.00

On May 12, 2006, the Company authorized the issuance of restricted shares for cash consideration of $0.87 per share reduced by a 60% to $0.348 per share to the following investors in the following amounts:

Investor	Number of Shares	Gross Amount	Net Amount
Ms. Victoria Margaret Bell	5,000	4,350.00	1,740.00
Mr. Roger Philip French	6,000	5,220.00	2,088.00
Mr. Christopher Starling	3,068	2,669.16	1,067.66

On May 12, 2006, the Company authorized the issuance of restricted shares for cash consideration of $0.92 per share reduced by a 60% to $0.368 per share to the following investors in the following amounts:

Investor	Number of Shares	Gross Amount	Net Amount
Mr. Ernest Caspary	2,980	2,741.60	1,096.64
Mrs. Jennifer Mobsby	7,975	7,337.00	2,934.80
Ms. Jennifer Burgoyne	20,000	18,400.00	7,360.00
Mr. Ivor Wymer	4,014	3,692.88	1,477.15
Mr. Roland Bevan	5,000	4,600.00	1,840.00
Mr. Andrew David Chambers	6,500	5,980.00	2,392.00
Mr. Peter Bowden	65,500	60,260.00	24,104.00
Mr. Roy Burnett Brewster	25,000	23,000.00	9,200.00
Mrs. Mary Roberts	3,500	3,220.00	1,288.00
Mr. Alan Finch	2,978	2,739.76	1,095.90
Mr. David Harold Jones	3,772	3,470.24	1,388.10
Mr. Richard Reardon	2,700	2,484.00	993.60
Mr. Andrew Poulsom	12,500	11,500.00	4,600.00
Mr. Arthur John Candy	9,978	9,180.00	3,672.00
Mr. Micheal Robin Keane	9,978	9,180.00	3,672.00
Mr. George Bernard Jones	5,072	4,666.24	1,866.50
Mrs. Margaret Elliott	7,000	6,440.00	2,576.00
Mr. Alan Hall	6,500	5,980.00	2,392.00
Mr. Malcolm Lee	3,500	3,220.00	1,288.00
Mr. Leonard James Irvine	20,000	18,400.00	7,360.00
Mr. Phillip John Smith	20,000	18,400.00	7,360.00
Mr. David Worthing	5,000	4,600.00	1,840.00
Mr. John Gould	5,000	4,600.00	1,840.00
Mr. Christopher Michael James Watkins	13,000	11,960.00	4,784.00
Mr. Michael Arnold	3,146	2,895.00	1,158.00
Mr. Gary Seward	3,967	3,650.00	1,460.00
Mr. Charles Peter Phillips	5,673	5,220.00	2,088.00

On May 8, 2006, the Company authorized the issuance of restricted shares for cash consideration of $0.92 per share reduced by a 60% to $0.368 per share to the following investors in the following amounts:

Investor	Number of Shares	Gross Amount	Net Amount
Mr. Samuel Brown	5,000	4,600.00	1,840.00
Ms. Leslie Robinson	4,000	3,680.00	1,472.00
Mr. Gordon Black	20,000	18,400.00	7,360.00
Mr. Alexander Gethin	6,300	5,796.00	2,318.40
Mr. Gordon Howells	2,670	2,456.40	982.56
Mr. Bruce West	3,400	3,128.00	1,251.20

On May 12, 2006, the Company authorized the issuance of restricted shares for cash consideration of $1.00 per share, reduced by a 60% to $0.40 per share, to the following investors in the following amounts:

Investor	Number of Shares	Gross Amount	Net Amount
Mr. Gordon Boddy	3,500	3,500.00	1,400.00
Mr. John Davies	2,581	2,581.00	1,032.40

ITEM 7.01   REGULATION FD DISCLOSURE

The information contained herein includes the Regulation S Stock Purchase Agreement, dated March 31, 2006, attached as Exhibit 10(i), and the Amendment to Regulation S Stock Purchase Agreement, dated May 8, 2006, attached as Exhibit 10(ii), both of which are incorporated by reference into this Item 7.01 in satisfaction of the public disclosure requirements of Regulation FD. This information is "furnished" and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or otherwise subject to the liabilities of that section. However, this information may be incorporated by reference in another filing under the Securities and Exchange Act of 1934 or the Securities Act of 1933 only if, and to the extent that, such subsequent filing specifically references the information incorporated by reference herein.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

The following exhibits are included:

Exhibit No.	Page No.	Description
10(i)	9	Regulation S Stock Purchase Agreement, dated March 31, 2006
10(ii)	19	Amendment to Regulation S Stock Purchase Agreement, dated May 8, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Solar Energy Limited   **Date**

By: /s/ Andrew Wallace   May 15, 2006
Name: Andrew Wallace
Title: Chief Executive Officer

Exhibit 10(i)

EXHIBIT 10(i) **REGULATION S STOCK PURCHASE AGREEMENT**

This Regulation S Stock Purchase Agreement is executed in reliance upon the transaction exemption afforded by Regulation S ("Regulation S") as promulgated by the Securities and Exchange Commission ("SEC"), under the Securities Act of 1933, as amended ("1933 Act").

This Agreement has been executed by the undersigned in connection with the private placement of shares of the Common Stock (hereinafter referred to as the "Shares") of Solar Energy, Ltd (NASDAQ B.B. Symbol: SLRE), (hereinafter referred to as the "Seller"), Page Holdings Assets Ltd., a British Virgin Islands company, a resident of a non USA Jurisdiction (hereinafter referred to as the "Purchaser"), and Omega Financial Services LLC (a Delaware Limited Liability Corporation hereinafter referred to as the "Escrow Agent") hereby represents and warrants to, and agrees with the Seller as follows:

1. **Agreements to Purchase; Purchase Price**

a. The Seller agrees to sell to the Purchaser in an offshore transaction negotiated outside the U.S. and to be consummated and closed outside the U.S. and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchaser agrees to purchase, subject to the conditions hereinafter set forth, from the Seller up to Two Million ($2,000,000) dollars worth of common shares (the "Shares") of the Company at a per share purchase price (the "Purchase Price") equal to 40% of the previous day's last trade price (the "Closing Price"), as traded on the OTCBB, adjusted as the Closing Price changes from time to time, and subject to the conditions set forth below, but with a minimum of $0.45.

b. **Closing; Payment.** The transaction will be closed in an offshore transaction, and the Purchaser will pay the Purchase Price in US Dollars to the account of the Escrow Agent designated by the Purchaser for this purpose. Purchaser shall initiate the closing process for each purchase by sending or faxing a written purchase notice to Seller at the address set forth below (the "Purchase Notice"). The Purchase Notice shall set forth the number of Shares to be purchased and the total consideration to be paid in accordance with Purchase Price formula described in 1.a above (the "Closing"). The Company will deliver a stock certificate representing such Shares in the name of Purchaser (collectively "Certificate") to the Escrow Agent.

c. **Form of Payment; Escrow.** Purchaser shall cause the payment of the Purchase Price by delivering good and immediately available funds in United States Dollars to the escrow trust account of Wachovia Bank, N.A. at Spotswood, NJ, 08884 for credit to the account of Seller as set forth herein. Upon receipt by Escrow Agent of the Certificate representing such shares specified within the Purchase Notice the Escrow Agent will complete the closing process by wiring the Purchase Price to the designated bank account of the Seller and forwarding the Certificate to the Purchaser.

d. **Delivery of Purchase Notice; Term.** A Purchase Notice may be for all or a part of the Purchase Price described in 1.a above. Purchaser may deliver more than one Purchase Notice, provided, however, that the number of shares purchased pursuant to all Purchase Notices shall not exceed Two Million ($2,000,000) as described in 1a. above. Purchaser shall have to and until December 31, 2006 (the "Termination Date") to deliver one or more Purchase Notices to the Company at which time this Agreement shall terminate, unless extended in writing by the parties. Purchaser understands and agrees that the Company, in its sole discretion, may terminate this Agreement by providing Purchaser with a written notice two (2) days prior to the desired termination date. In the event this Agreement is terminated prior to the Termination Date, company agrees to honor all sales made prior to the Termination Date.

Exhibit 10(i)

e.   **Covenant of Best Efforts.**   The Purchaser agrees to use its best efforts to purchase up to $2,000,000 dollars of shares between the date hereof and December 31, 2006. Purchaser shall only be liable to purchase the number of Shares set forth in each Purchase Notice.

2.   **Purchaser Representations: Access to Information; Independent Investigation**

a.   Offshore Transaction. Purchaser represents and warrants to Seller as follows:

   (i)   Purchaser is not a U.S. person as that term is defined under Regulation S;
   (ii)   At the time the buy order was originated, Purchaser was outside the United States and is outside of the United States as of the date of the execution and delivery of this Agreement;
   (iii)   Purchaser is purchasing the Shares for its own account and not on behalf of any U.S. person, and the sale has not been pre-arranged with a purchaser in the United States;
   (iv)   Purchaser acknowledges that the purchase of the Shares involves a high degree of risk and further acknowledges that it can bear the economic risk of the purchase of the Shares, including the total loss of its investment.
   (v)   Purchaser understands that the Shares are being offered and sold to it in reliance on specific exemption from the registration requirements of Federal and State securities laws and that the Seller is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of Purchaser to acquire the Shares.

b.   Current Public Information. Purchaser acknowledges that Purchaser has been furnished with or has acquired copies of the Company's most recent financial statement.

c.   Independent Investigation; Access.   Purchaser acknowledges that Purchaser in making the decision to purchase the Shares subscribed for, has relied upon independent investigations made by it and it's purchaser representatives, if any and Purchaser and such representatives, if any, have, prior to any sale to it, been given access and the opportunity to examine all material books and records of the Corporation, all material contracts and documents relating to this offering and an opportunity to ask questions of, and to receive answers from Seller or any person acting on its behalf concerning the terms and conditions of this offering. Purchaser and its advisors, if any, have been furnished with access to all publicly available materials relating to the business, finances and operation of the Seller and materials relating to the offer and sale of the Shares, which have been requested. Purchaser and its advisors, of any, have received complete and satisfactory answers to any such inquiries.

d.   No Government Recommendation or Approval. Purchaser understands that no federal or state agency has passed on or made any recommendation or endorsement of the Shares.

e.   Sophistication and Knowledge. The Purchaser and/or its representatives has such knowledge and experience in financial and business matters that it can represent itself and is capable of evaluating the merits and risks of the purchase of the Shares. The Purchaser is not relying on the Company with respect to the tax and other economic considerations of an investment in the Shares, and the Purchaser has relied on the advice of, or has consulted with, only the Purchaser's own advisor(s). The Purchaser represents that it has not been organized for the purpose of acquiring the Shares.

Exhibit 10(i)

f.   Lack of Liquidity. The Purchaser acknowledges that the purchase of the Shares involves a high degree of risk and further acknowledges that it can bear the economic risk of the purchase of the Shares, including the total loss of its investment. The Purchaser acknowledges and understands that the Shares may not be sold to a U.S. Person (as hereinafter defined) or into the United States for a period of one (1) year from the date of purchase, only in accordance with the provisions provided under Regulation S, and that Purchaser has no present need for liquidity in connection with its purchase of the Shares.

g.   No Public Solicitation. The Purchaser is not subscribing for the Shares as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to the Purchaser in connection with investments in securities generally. Neither the Company nor the Purchaser nor any person acting on behalf of either of them has engaged or will engage in any "Directed Selling Efforts in the U.S." as defined in Regulation S promulgated by the SEC pursuant to the Securities Act with respect to the Shares purchased hereby.

h.   Requirements for Transfer. Purchaser agrees that it will not transfer the Shares, and the Company shall not be required to transfer the shares on its books unless the transferee executes a representation letter in a form reasonably acceptable to the Company. A form certificate of delivery instructions, that is acceptable, is attached as Exhibit B and by this reference, is made a part of herein.

i.   Compliance with Local Laws. The Purchaser will only make offers and sales of the Shares during the "distribution compliance period" as defined in Rule 902(f) of Regulation S to persons permitted to purchase such Shares in offshore transactions in reliance upon Regulation S. Further, any such sale of the Shares in any jurisdiction outside of the United States will be made in compliance with the securities laws of such jurisdiction. Purchaser will not offer to sell or sell the Shares in any jurisdiction unless the Purchaser obtains all required consents, if any.

j.   Regulation S Exemption. The Purchaser understands that the Shares are being offered and sold to it in reliance on an exemption from the registration requirements of United States federal and state securities laws under Regulation S promulgated under the Securities Act and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of the Purchaser to acquire the Shares. In this regard, the Purchaser represents, warrants and agrees that:

     a.   The Purchaser is not a U.S. Person (as defined below) and is not an affiliate (as defined in Rule 501(b) under the Securities Act) of the Company. A U.S. Person means any one of the following:

          i   any natural person resident in the United States of America;

          ii   any partnership or corporation organized or incorporated under the laws of the United States of America;

          iii   any estate of which any executor or administrator is a U.S. person;

          iv   any trust of which any trustee is a U.S. person;

Exhibit 10(i)

v any agency or branch of a foreign entity located in the United States of America;

vi any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

vii any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States of America; and

viii any partnership or corporation if:

   1. Organized or incorporated under the laws of any foreign jurisdiction; and formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

b. At the time of the origination of contact concerning this Agreement and the date of the execution and delivery of this Agreement, the Purchaser was outside of the United States.

c. The Purchaser will not, during the period commencing on the date of issuance of the Shares and ending on the first anniversary of such date, or such shorter period as may be permitted by Regulation S or other applicable securities law (the "Restricted Period"), offer, sell, pledge or otherwise transfer the Shares in the United States, or to a U.S. Person for the account or for the benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S.

d. The Purchaser will, after expiration of the Restricted Period, offer, sell, pledge or otherwise transfer the Shares only pursuant to registration under the Securities Act or an available exemption therefrom, and in accordance with all applicable state and foreign securities laws. Without limiting the foregoing, the Purchaser will not, in connection with its resale of the Shares, make any untrue statement of a material fact or omit to state any material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading. Purchaser agrees that, in connection with its resale of Shares, it will provide to the persons who purchase Shares no information regarding the Company that is not contained in the SEC Filings, the Company's website, or written materials approved in advance in writing by the Company.

e. The Purchaser has not in the United States engaged in, and will not engage in, any short selling of or any hedging transaction with respect to the Shares, including without limitation, any put, call or other option transaction, option writing or equity swap.

f. Neither the Purchaser nor any person acting on its behalf has engaged, nor will engage, in any directed selling efforts to a U.S. Person with respect to the Shares and the Purchaser and any person acting on its behalf have complied and will comply with the "offering restrictions" requirements of Regulation S under the Securities Act.

Exhibit 10(i)

g.   The transactions contemplated by this Agreement have not been pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act.

h.   Neither the Purchaser nor any person acting on its behalf has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for any of the Shares. The Purchaser agrees not to cause any advertisement of the Shares to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Shares, except such advertisements that include the statements required by Regulation S under the Securities Act, and only offshore and not in the U.S. or its territories, and only in compliance with any local applicable securities laws.

l.   The Purchaser understands and agrees that the Company shall be under no obligation whatsoever to include any of said securities in any future registration statement filed under the Securities Act of 1933 and that, consequently, the sale or transfer thereof in the future will be subject to significant restrictions as provided in Regulation S under the Securities Act. Purchaser expressly acknowledges that the Company is making and in the future may make other offers and sale of its securities on different terms and conditions as determined in the Company management's sole discretion.

3.   **Seller Representations.**

a.   Reporting Company Status. Solar Energy, LTD is a reporting company.

b.   Offshore Transaction.

(i)   Seller has not offered these securities to any person in the United States or to any U.S. person as that term is defined in Regulation S.

(ii)   At the time the buy order was originated, Seller and/or its agent reasonably believed Purchaser was outside of the United States and was not a U.S. person.

(iii)   Seller and/or it's agents reasonably believe that the transaction has not been pre-arranged with a Purchaser in the United States.

c.   No Directed Selling Efforts. In regard to this transaction, Seller has not conducted any "directed selling efforts" as that term is defined in Rule 902 of Regulation S, nor has Seller conducted any general solicitation relating to the offer and sale of the Shares within securities to person resident within the United States or elsewhere.

d.   Removal of Restrictive Legend. At the end of the Restricted Period the Company will provide to its Transfer Agent a legal opinion prepared by Company Counsel to the effect that the restrictive legend may be appropriately removed from the Share Certificates, should such a legal opinion be required by the Transfer Agent in order to so remove the restrictive legend. All fees relating to the removal of the legend, except for selling or brokerage commissions, shall be borne by the Company. However, nothing contained herein shall affect in any way the Subscriber's obligation and agreement to comply with all applicable securities laws upon the sale of the Shares.

Exhibit 10(i)

4.   **Escrow Agent Representations.**

a.   The Escrow Agent shall create a depository account with a recognized international bank for the receipt and safe keeping of funds during the term of this agreement, and for the receipt and safe keeping of Seller's share certificates.

b.   Escrow Agent shall be under no duty to determine whether the Seller and the Purchaser are complying with requirements of this Agreement in tendering to the Escrow Agent said proceeds of the sale of said Shares. The Escrow Agent may conclusively rely upon and shall be protected in acting upon any statement, certificate, notice, request, consent, order or other document believed by it to be genuine-and to have been signed or presented by the proper party or parties. The Escrow Agent shall have no duty or liability to verify any such statement, certificate, notice, request, consent, order or other document, and its sole responsibility shall be to act only as expressly set forth in this Agreement. The Escrow Agent shall be under no obligation to institute or defend any action, suit or proceeding in connection with this Agreement unless first indemnified to its satisfaction. The Escrow Agent may consult counsel in respect of any question arising under this Agreement and the Escrow Agent shall not be liable for any action taken or omitted in good faith upon advice of such counsel.

c.   Upon receipt by the Escrow Agent of funds sufficient to consummate the sale and purchase of all or a portion of the Shares under the terms stated herein, and upon the completion by the Purchaser of the certificate of delivery instructions attached as Exhibit B, and upon receipt by the Escrow Agent of notice sufficient to the Escrow Agent of such funds having cleared Escrow Agent's bank and being funds free, clear and available for payment by the Escrow Agent, Escrow Agent shall notify the Seller of number of shares to be purchased, and the funds availability for uses in the consummation of a sale and purchase of all or a portion of the Shares.

Escrow Agent shall maintain adequate records to ensure that the purchaser is properly credited with any amount remitted to Escrow Agent by the purchaser, and that purchaser receives the proper number of shares purchased by such purchaser.

All moneys and funds contemplated in this Agreement shall be in United States Dollars.

5.   **Legends on Certificates.** The transaction restriction in connection with this offshore offer and sale restricts Purchaser from offering and selling to U.S. persons or for the account or benefit of a U.S. person. Purchaser acknowledges that the certificate(s) evidencing the Shares will have attached to it a Regulation S legend in the form of Exhibit A hereto.

6.   **Exemptions; Reliance on Representations.** Purchaser understands that the offer and sale of the Shares is not being registered under the 1933 Act. Seller is relying on the rules governing offers and sales made outside the United States pursuant to Regulation. Rules 901 through 904 of Regulation S govern this transaction.

7.   **Transfer Agent Instruction**. Seller's transfer agent will be instructed to issue one or more share certificates representing Shares with a restrictive legend attached thereto in the name of Purchaser (collectively "Certificate"). Seller further warrants that stop transfer instructions have been given to the transfer agent and that these shares are not freely transferable on the books and records of the Company until an exemption from registration for these shares has been complied with.

Exhibit 10(i)

8.   **Stock Delivery Instructions.** The share certificate shall be delivered by Seller to Escrow Agent with instructions to deliver the share certificate to Purchaser upon Purchaser's payment of the full Purchase Price and the confirmation by Escrow Agent of good and immediately available funds in said amount to the account of Seller. Purchaser shall provide Escrow Agent with appropriate share certificate delivery information. Escrow Agent shall not deliver the share certificate unless and until good and immediately available funds in the amount of the full Purchase Price have been confirmed to the account of Seller

9.   **Conditions to the Company's Obligation to Sell.** Purchaser understands that Seller's obligation to sell the stock is conditioned upon:

    a.   The receipt and acceptance by Seller of this Agreement for all of the Shares as evidenced by execution of this Agreement by the President or any Vice President of the Seller.

    b.   Deliver into the closing depository by Purchaser of good funds as payment in full for the purchase of the Shares to be delivered subject to the receipt and acceptance of a purchase notice.

    c.   Compliance with the term and conditions of this Agreement.

10.   **Conditions to Purchaser's Obligation to Purchase.** Seller understands that Purchaser's obligation to purchase the Stock is conditioned upon;

    a.   Acceptance by Purchaser of this Agreement for the sale of the Shares.

    b.   Delivery of Shares of common stock with a restrictive legend attached thereto.

    c.   Purchaser's determination, in its sole and absolute discretion, to acquire the shares pursuant to this Agreement.

11.   **No Waiver; Cumulative Remedies**. No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

12.   **Amendments, Waivers and Consents**. Any provision in the Agreement to the contrary notwithstanding, and except as hereinafter provided, changes in, termination or amendments of or additions to this Agreement may be made, and compliance with any covenant or provision set forth herein may be omitted or waived, if the Company shall obtain consent thereto in writing from the Purchaser. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

13   **Addresses for Notices**. All notices, requests, demands and other communications provided for hereunder shall be in writing (including telegraphic communication) and mailed, telegraphed or delivered to each applicable party at the address set forth hereto or at such other address as to which such party may inform the other parties in writing in compliance with the terms of this Section. All such notices, requests, demands and other communications shall be considered to be effective when delivered.

Exhibit 10(i)

Omega Financial Services LLC
36 Piedmont Drive
Old Bridge New Jersey 08857
USA

Page Holdings Assets Ltd
Akara Bldg
24 De Castro Street
Wickhams Cay 1
Road Town
Tortola
British Virgin Islands

Solar Energy, LTD
925 West Georgia Street
Suite #145
Vancouver, BC V6C3L2

14.   **Costs, Expenses and Taxes**. All parties to bear their own expenses.

15.   **Effectiveness; Binding Effect; Assignment**. This Agreement shall be binding upon and inure to the benefit of the Company, the Purchaser and the respective successors and assigns; provided, that, the Company may not assign any of its rights or obligations under this Agreement without the prior written consent of the Purchaser. The Purchaser may assign all or any part of its rights and obligations hereunder to any person who acquires any Shares or Warrants owned by the Purchaser subject to the conditions of this Agreement.

16.   **Prior Agreements**. This Agreement along with the instruments contemplated hereby and executed and delivered in connection herewith ("Transaction Documents") constitute the entire agreement between the parties and supersede any prior understandings or agreements concerning the subject matter hereof.

17.   **Severability**. The provisions of the Transaction Documents are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of a provision contained therein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of such Transaction Document and the terms of the Shares shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Exhibit 10(i)

18. **Governing Law; Venue.** This Agreement shall be enforced, governed and construed in accordance with the laws the State of Delaware or federal securities law where applicable without giving effect to choice of laws principles or conflict of laws provisions. Any suit, action or proceeding pertaining to this Agreement or any transaction relating hereto shall be brought to the courts sitting in Dover, Delaware, United States of America, and the undersigned hereby irrevocably consents and submits to the jurisdiction of such courts for the purpose of any such suit, action, or proceeding. Purchaser acknowledges and agrees that venue hereunder shall lie exclusively in California, United States of America.Purchaser hereby waives, and agrees not to assert against the Company, or any successor assignee thereof, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, (i) any claim that the Purchaser is not personally subject to the jurisdiction of the above-named courts, and (ii) to the extent permitted by applicable law, any claim that such suit, action or proceeding is brought in an inconvenient forum or that the venue of any such suit, action or proceeding is improper or that this Agreement may not be enforced in or by such courts.

19. **Headings**. Article, section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

20. **Survival of Representations and Warranties.** All representations and warranties made in the Transaction Documents, the Shares, or any other instrument or document delivered in connection herewith or therewith, shall survive the execution and delivery hereof or thereof.

21. **Counterparts**. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.

22. **Parties in Interest**. Nothing in this Agreement or the Transaction Documents, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement or the Transaction Documents on any persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement or the Transaction Documents intended to relieve or discharge the obligation or liability of any third party to this Agreement or the Transaction Documents, nor shall any provision give any third person any right of subrogation or action over against any party to this Agreement or the Transaction Documents.

23. **Further Assurances.** From and after the date of this Agreement, upon the request of the Purchaser or the Company, the Company and the Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of the Transaction Documents and the Shares.

[See Attached Signature Page]

Exhibit 10(i)

IN WITNESS WHEREOF, the parties hereto have caused this Regulation SA Stock Purchase Agreement to become effective as of the date written below.

Effective the 31st day of March 2006

Seller: Solar Energy, LTD	**Purchaser:** Page Holdings Assets Ltd., a British Virgin Islands company
By: /s/ Andrew Wallace	By: /s/ David Downes
Title: Chief Executive Officer Authorized Signatory	Title: Director Authorized Signatory

Escrow Agent:
By: /s/ William Slivka
Title: Managing Member Authorized Signatory

Exhibit 10(ii)

AMENDMENT TO REGULATION S STOCK PURCHASE AGREEMENT

Solar Energy Limited, a Delaware corporation (OTCBB "SLRE"), (hereinafter referred to as the "Seller"), Page Holdings Assets Ltd., a British Virgin Islands company, a resident of a non-USA jurisdiction (hereinafter referred to as the "Purchaser"), and Omega Financial Services LLC, a Delaware limited liability corporation (hereinafter referred to as the "Escrow Agent") do hereby agree to amend that certain Regulation S Stock Purchase Agreement dated March 31, 2006 in connection with the private placement of shares of the common stock of Solar Energy Limited.

Seller, Purchaser, and Escrow Agent agree to amend Section 1. **Agreements to Purchase; Purchase Price**, a., of the Regulation S Stock Purchase Agreement as follows:

"1. **Agreements to Purchase; Purchase Price**

a.   The Seller agrees to sell to the Purchaser in an offshore transaction negotiated outside the U.S. and to be consummated and closed outside the U.S. and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchaser agrees to purchase, subject to the conditions hereinafter set forth, from the Seller up to Two Million ($2,000,000) dollars worth of common shares (the "Shares") of the Company at a per share purchase price (the "Purchase Price") equal to 40% of the previous day's last trade price as traded on the OTCBB (the "Closing Price") or a minimum of $0.39 per share, adjusted as the Closing Price changes from time to time, and subject to the conditions set forth below."

All other terms and conditions of the Regulation S Stock Purchase Agreement dated March 31, 2006 will remain the same.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Regulation S Stock Purchase Agreement to become effective as of the date written below.

Effective the 8th day of May 2006

Seller: Solar Energy Limited	**Purchaser:** Page Holdings Assets Ltd.
By: /s/ Andrew Wallace	By: /s/ David Downes
Title: Chief Executive Officer Authorized Signatory	Title: Director Authorized Signatory
Escrow Agent: Omega Financial Services LLC By: /s/ William Slivka Title: Managing Member Authorized Signatory	